C A D W A L A D E R	Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

May 4, 2020

VIA EDGAR

David M. Plattner

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mack-Cali Realty Corporation
PREC14A filed April 17, 2020 by Bow Street LLC et al.
File No. 001-13274

Dear Mr. Plattner:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 24, 2020 (the “Staff Letter”) with regard to the Proxy Statement. We have reviewed the Staff Letter with our client, Bow Street LLC (“Bow Street”) and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

SCHEDULE 14A

General

1.

Please advise us as to when the Participants anticipate distributing the definitive proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures, and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

C A D W A L A D E R

May 4, 2020

Response:

Bow Street acknowledges the Staff’s comment and advises the Staff that it intends on distributing its Proxy Statement as soon as the Staff has notified Bow Street that it has been cleared to file its definitive proxy statement. If the Company has not filed its proxy statement by the time Bow Street files its definitive proxy statement, Bow Street understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its proxy statement after the information has been made public by the Company in order to mitigate such risk. Bow Street will also make it clear in its definitive proxy statement that it will supplement the proxy statement to include any omitted information that has not yet been made public by the Company.

2.	Please disclose which directors were on the Shareholder Value Committee.

Response:

Bow Street acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 1 of the Proxy Statement.

3.

Please disclose how Bow Street intends to vote with respect to Proposal 2. In this regard, we note that on page 3 you have disclosed your voting intention with respect to Proposals 1 and 3 but not with respect to Proposal 2. We also note that the proxy card indicates that a shareholder’s failure to mark a vote on Proposal 2 will result in an “ABSTAIN” vote.

Response:

Bow Street acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 3 of the Proxy Statement.

Questions and Answers About the Proxy Materials and the 2020 Annual Meeting, page 22

4.

On pages 23-24, please remove references to a shareholder’s ability to vote “ABSTAIN” with respect to director nominees on the Company’s proxy card, as that does not appear to be an available voting option.

Response:

Bow Street acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 23 and 24 of the Proxy Statement.

C A D W A L A D E R

May 4, 2020

5.

We note the disclosure on page 24 that states that a vote on the Company’s proxy card “may” cancel a previous vote cast on Bow Street’s proxy card. Please revise to state clearly that such a vote “will” cancel a previous vote, or otherwise advise.

Response:

Bow Street acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 24 of the Proxy Statement.

6.	We note the disclosure on page 25 that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Response:

Bow Street acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 25 of the Proxy Statement.

Annex I: Information About the Participants, page 29

7.	Please define the term “Record Holder,” which is capitalized on page 29 but not defined.

Response:

Bow Street acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 29 of the Proxy Statement.

8.

We note the disclosure that states, “Neither the Nominees nor any associate of a Nominee has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.” Please correct this disclosure in light of the fact that the 2019 Newly-Elected Directors have served on the Company’s board of directors since last year’s annual meeting.

Response:

Bow Street acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 32 of the Proxy Statement.

C A D W A L A D E R

May 4, 2020

Form of Proxy

9.

We note the instruction on the proxy card that states that a shareholder who wishes to vote by Internet “must type an ‘s’ after ‘http.’” This instruction does not align with the website address provided. Please clarify.

Response:

Bow Street acknowledges the Staff’s comment and has revised the Proxy Card accordingly. Please see the Proxy Card.

10.

Please ensure that the proxy card provides ample space for a shareholder to write in as many as seven names as exceptions alongside the “FOR ALL EXCEPT” box. The current presentation provides only one relatively short line for such write-ins.

Response:

Bow Street acknowledges the Staff’s comment and has revised the Proxy Card accordingly to assign each Nominee a number to ensure that the Proxy Card has ample space for a shareholder to write in as many as seven numbers as exceptions alongside the “FOR ALL EXCEPT” box . Please see the Proxy Card.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Very truly yours,

By:	/s/ Richard M. Brand
Name: Richard M. Brand
Title: Partner